Phillip D. Torrence (269) 337-7702 Fax: (269) 337-7703 ptorrence@honigman.com

January 19, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Suzanne Hayes
Alexandra M. Ledbetter
Lilyanna Peyser
Sharon Blume
Sasha Parikh

Re:     Gemphire Therapeutics Inc.

Draft Registration Statement on Form S-1

Submitted September 11, 2015

CIK No. 0001638287

Ladies and Gentlemen:

On behalf of Gemphire Therapeutics Inc. (the “Company”), this letter sets forth the responses of the Company to the comments contained in your letter dated October 7, 2015 relating to the Draft Registration Statement on Form S-1 (CIK No. 0001638287) confidentially submitted on September 11, 2015 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting a revised Draft Registration Statement (the “Revised Registration Statement”), which reflects the Company’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) and certain other updated information. The Company will also provide the Staff courtesy copies of the Revised Registration Statement, marked to reflect the changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the initial filing), all page references herein correspond to the page of the Revised Registration Statement.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is providing to the Staff, on a supplemental basis, copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

350 East Michigan Avenue, Suite 300 Kalamazoo, Michigan  49007

Detroit • Ann Arbor • Bloomfield Hills • Chicago • Kalamazoo • Lansing

2.              We note that you have requested confidential treatment for one of your exhibits. We intend to send comments on your confidential treatment request under separate cover.

The Company acknowledges receipt of the Staff’s comment on our request for confidential treatment, and we sent a letter dated October 26, 2015 in response to the Staff’s comment.  Pages 75, 109 and 143 of the Revised Registration Statement include revised disclosure under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments,” “Business—Pfizer License Agreement” and “Certain Relationships and Related Party Transaction—Pfizer Inc. License Agreement,” respectively, in response to the Staff’s comment on the confidential treatment request.

3.              Please include disclosure regarding the directed share program in your “Risk Factors,” “Certain Relationships and Related Party Transactions” and “Plan of Distribution” sections, or tell us why such disclosure is not required. See Items 503, 404 and 508 of Regulation S-K.

The Company respectfully directs the Staff to the disclosure regarding the directed share program under the heading “Underwriting” in the third paragraph on page 162 of the Revised Registration Statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 48, 49 and 51 of the Revised Registration Statement under the headings “Risk Factors—We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock”, “—Our executive officers, directors, principal stockholders and their affiliates will continue to exercise significant control over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control” and “—A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well”, in each case, to include disclosure regarding the directed share program.

In response to the Staff’s comment, the Company has revised its disclosure on page 147 of the Revised Registration Statement to include disclosure regarding the directed share program under the heading “Certain Relationships and Related Party Transactions—Directed Share Program”.

Risk Factors, page 11

Provisions in our corporate charter documents..., page 46

4.              Where you state that provisions in your corporate charter and bylaws will limit who may call stockholder meetings, please revise to clarify, if true, that stockholders will be prohibited from calling special meetings.

In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the Revised Registration Statement to provide that our corporate charter and bylaws that will become effective upon the closing of this offering prohibit our stockholders from calling special meetings.

Our executive officers, directors, principal stockholders..., page 48

5.              Please advise as to whether you anticipate being a “controlled company,” as defined by NASDAQ, upon completion of this offering. If so, please include an appropriate risk factor.

The Company respectfully advises the staff that the Company does not anticipate being a “controlled company” upon completion of this offering. Furthermore, even if the Company qualifies as a “controlled company”, as defined by NASDAQ, upon completion of this offering, the Company does not intend to rely on the “controlled company exemption” in NASDAQ Rule 5615(c)(2). Therefore, pursuant to NASDAQ IM-5615-5, the Company has not provided any special disclosures about its controlled status.

Use of Proceeds, page 56

6.              We note that management “will have broad discretion in the application of the net proceeds.” Please revise your disclosure to comply with Instruction 7 to Item 504 of Regulation S-K, or delete the reservation regarding the use of proceeds from this section and from the risk factor on page 48.

In response to the Staff’s comment, the Company has revised its disclosure to remove the reservation regarding use of proceeds under “Use of Proceeds” on pages 57 to 58 of the Revised Registration Statement and deleted the risk factor under the heading “Risk Factors—We have broad discretion in the use of the net proceeds from this offering, and we may use the net proceeds ineffectively, or may allocate them in ways that you and other stockholders may not approve” that was in the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Liquidity and Capital Resources, page 70

7.              Please revise to disclose the amount of capital you will need to sustain operations through December 31, 2015, as well as the amount of capital you will need to sustain operations through the next 18 months, including your EOP2 meeting with the FDA and the commencement of your Phase 3 registration trials.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Revised Registration Statement under the new heading “Future Capital Requirements”.

8.              We note your disclosure regarding the July 2015 convertible note financing. Assuming you do not complete a stock financing resulting in at least $5.0 million of new invested capital prior to the completion of this public offering, please disclose whether you intend to use any portion of the proceeds from this offering to repay the holders of the convertible notes.

The Company respectfully advises the Staff that the terms of the convertible notes have been amended such that the convertible notes shall automatically convert into shares of the Company’s common stock immediately prior to the closing of the initial public offering. The Company has revised its disclosure in the Revised Registration Statement accordingly.

Critical Accounting Policies and Estimates, page 74

Common Stock Valuation, page 76

9.              We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s most recent fair value determination and the estimated offering price, if any.

Business, page 80

Overview, page 80

10.       Please provide support substantiating your claims on page 82 that Drs. John Kastelein, Evan Stein, Robert Hegele and Dirk Blom are “key opinion leaders” and “are recognized worldwide experts in the drug development of lipid-lowering therapies,” and that your management team, including Ms. Mina, has a “successful track record of discovering, developing and commercializing treatments in the cardiovascular and orphan markets.” Also clarify whether Ms. Mina or any members of the management team actually discovered the treatments referenced or assisted in some other capacity.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Overview” on page 3 and under the heading “Business—Overview” on page 84 of the Revised Registration Statement to address this comment, to include disclosure regarding the experience of Drs. John Kastelein, Evan Stein, Robert Hegele and Dirk Blom and clarify the background of the management team and Ms. Sooch.  In addition, the Company respectfully advises the Staff that it believes that the management team’s significant experience (1) in operating and financing biopharmaceutical companies is supported by Ms. Sooch’s experience as President and Chief Executive Officer of ProNAi Therapeutics, Inc. and as Managing Director of Apjohn Ventures Fund and (2) in discovering, developing and commercializing treatments in the cardiovascular and orphan markets is evidenced by the involvement of members of the Company’s management in the discovery and/or development of Lipitor, Lopid, ETC-1002, ETC-216, ACP-501, Vaprisol and PNT-2258 and commercialization of Crestor, Myalept and Lynparza.

Our Strategy, page 82

11.       Refer to the following sentence on page 83: “As a result, we believe that we have identified indications for gemcabene with favorable regulatory pathways and the highest likelihood of commercial success.” Please revise to clarify, if accurate, that you are referring to the likelihood of commercial success of your target indications as compared to other potential indications for gemcabene that you considered.

In response to the Staff’s comment, the Company has revised the sentence on page 85 of the Revised Registration Statement to clarify that the Company is referring to the likelihood of commercial success of our target indications as compared to other potential indications for gemcabene.

Our Target Indications, page 85

12.       In the diagram on page 86, please clarify the meaning of the dotted line.

In response to the Staff’s comment, the Company has deleted the dotted line on page 90 of the Revised Registration Statement.

Gemcabene Clinical Development Plan, page 100

13.       On page 101, please briefly explain what a peroxisome proliferation-activated receptor agonist is.

In response to the Staff’s comment, the Company has defined peroxisome proliferation-activated receptor agonist on page 107 of the Revised Registration Statement.

Undertakings, page II-6

14.       As this is your initial distribution of securities, please include the undertaking set forth in Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has included the undertaking set forth in Item 512(a)(6) of Regulation S-K on page II-6 of the Revised Registration Statement.

Exhibits

15.       Please file as an exhibit to your registration statement the documentation relating to the July 2015 convertible note financing. See Item 601(b)(4) of Regulation S-K.

In connection with the Company’s July and December 2015 convertible note financings, the Company has filed the Form of Note Purchase Agreement dated July 31, 2015 as Exhibit 10.15 to the Revised Registration Statement, the First Amendment to Note Purchase Agreement and Convertible Promissory Notes dated December 11, 2015 as Exhibit 10.16 to the Revised Registration Statement, and the Form of Joinder Agreement to Note Purchase Agreement as Exhibit 10.17 to the Revised Registration Statement.

If you have any questions or comments concerning this response or the Revised Registration Statement, please do not hesitate to call Phillip D. Torrence at (269) 337-7702.

Yours sincerely,

/s/ Phillip D. Torrence

Phillip D. Torrence

Cc:     Gemphire Therapeutics Inc.

Mina Sooch

Jeffrey S. Mathiesen

David Lowenschuss